Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2022

KAILUA KONA, Hawaii (June 22, 2022) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the fourth quarter and fiscal year 2022, ended March 31, 2022.

Commenting on the fiscal year results (changes shown vs. fiscal 2021), Cyanotech’s Chief Executive Officer Emeritus and Chief Scientific Officer, Gerald R. Cysewski, Ph.D., said:

“Net sales increased to $36.0 million in the fiscal year, 11.2% over the prior year, with an improved gross profit as a result of lower cost of spirulina due to higher production volumes and astaxanthin as a result of production efficiencies. We generated $2.4 million in cash from operations, deleveraged the Balance Sheet by $1.7 million and invested over $1.0 million in capital expenditures.”

“Two new solar power systems were installed in our facility continuing Cyanotech’s commitment to renewable energy. In addition to the 791 metric tons of carbon dioxide (CO2) emissions we currently offset annually with our existing solar power system, the two new systems further reduce CO2 emissions by 163 metric tons per year.”

“Two new solar power systems were installed in our facility continuing Cyanotech’s commitment to renewable energy.  In addition to the 791 metric tons of carbon dioxide (CO2) emissions we currently offset annually with our existing solar power system, the two new systems further reduce CO2 emissions by 163 metric tons per year.”

“After 39 years with Cyanotech, I have stepped down from my position at Cyanotech as Chief Executive Officer and as a member of the Board of Directors (“Board”) effective June 16, 2022, to have more personal time in my latter years.  My time at Cyanotech has been both challenging and very rewarding.  I will assume the position of CEO Emeritus and remain as Chief Scientific Officer.  I will be available for consultation on business strategy on an as needed basis. I want to sincerely thank shareholders and employees for their support throughout the years.”

“Matt Custer has been appointed as President and Chief Executive Officer and as a member of the Board effective June 16, 2022.  Matt has been the President of the Company since May 2021. He is a very talented and insightful leader, and I am confident the company is in good hands.”

“I am honored and humbled to lead the organization and thank Gerry for creating a legacy for all of us to continue to uphold” commented Matt Custer, President and Chief Executive Officer.

Fiscal Year 2022

Cyanotech reported net sales of $35,968,000 for fiscal 2022 compared to $32,345,000 in fiscal 2021, an increase of 11.2%. Gross profit was $13,566,000, with gross profit margin of 37.7%, compared to gross profit of $11,117,000 and gross profit margin of 34.4%. Operating income was $2,574,000 compared to operating income of $84,000.

Net income was $2,154,000 or $0.35 per diluted share, compared to net income of $920,000 or $0.15 per diluted share. Net income in fiscal 2021 includes $1,389,000, including accrued interest of $8,000 for the forgiveness of the loan under the Paycheck Protection Program.

Fourth Quarter Fiscal 2022

Cyanotech reported net sales of $8,126,000 for the fourth quarter of fiscal year 2022 compared to $9,438,000 in the fourth quarter of fiscal 2021, a decrease of 13.9%. Gross profit was $2,894,000 with gross profit margin of 35.6%, compared to gross profit of $2,771,000 and gross profit margin of 29.4% in the fourth quarter of fiscal 2021. Operating income was $364,000 compared to operating loss of $24,000 in the fourth quarter of fiscal 2021. Net income was $277,000, or $0.04 per diluted share, compared to net loss of $200,000, or ($0.03) per diluted share in the fourth quarter of fiscal 2021.

Please review the Company’s Form 10-K for the period ended March 31, 2022 for more detailed information.

— Cyanotech will host a Skype broadcast at 8:00 PM EDT on Thursday, June 23, 2022 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Thursday, June 23, 2022. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal 2022 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the fiscal year ended March 31, 2022, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED BALANCE SHEETS

March 31,

	2022	2021
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$2,589	$3,767
Accounts receivable, net of allowance for doubtful accounts of $67 in 2022 and $32 in 2021	3,664	2,436
Inventories	9,466	8,415
Prepaid expenses and other current assets	545	488
Total current assets	16,264	15,106
Equipment and leasehold improvements, net	11,885	12,136
Operating lease right-of-use assets, net	3,787	3,517
Other assets	109	120
Total assets	$32,045	$30,879

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,362	$2,287
Accrued expenses	1,412	844
Customer deposits	164	124
Operating lease obligations, current portion	393	343
Line of credit	—	1,000
Current maturities of long-term debt	490	1,210
Total current liabilities	4,821	5,808

Long-term debt, less current maturities	4,336	4,823
Long-term operating lease obligations	3,386	3,175
Other long-term liabilities	15	32
Total liabilities	12,558	13,838

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,202,223 shares at March 31, 2022 and 6,116,073 shares at March 31, 2021	124	122
Additional paid-in capital	33,557	33,267
Accumulated deficit	(14,194)	(16,348)
Total stockholders’ equity	19,487	17,041
Total liabilities and stockholders’ equity	$32,045	$30,879

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2022	2021	2020
	(in thousands, except per share data)

Net sales	$35,968	$32,345	$31,899
Cost of sales	22,402	21,228	19,199
Gross profit	13,566	11,117	12,700
Operating expenses:
General and administrative	5,367	4,876	5,281
Sales and marketing	4,913	5,518	5,758
Research and development	712	639	608
Total operating expense	10,992	11,033	11,647
Income from operations	2,574	84	1,053
Other income (expense):
Interest expense, net	(392)	(550)	(657)
Gain on extinguishment of debt	—	1,389	—
Total other income (expense), net	(392)	839	(657)
Income before income taxes	2,182	923	396
Income tax expense	(28)	(3)	(9)
Net income	$2,154	$920	$387
Net income per share:
Basic	$0.35	$0.15	$0.06
Diluted	$0.35	$0.15	$0.06
Shares used in calculation of net income per share:
Basic	6,157	6,070	5,956
Diluted	6,168	6,079	5,959

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

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